Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports dated May 16, 2012 with respect to the consolidated financial statements of Silvercorp Metals Inc. (the “Company”), and the effectiveness of internal control over financial reporting of the Company included as an exhibit to its Annual Report (Form 40-F) for the year ended March 31, 2012, filed with the U.S. Securities and Exchange Commission.

We also consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-162546) pertaining to the Stock Option Plan (2002), as amended, of the Company of our reports dated May 16, 2012 with respect to the consolidated financial statements of the Company, and the effectiveness of internal control over financial reporting of the Company included as an exhibit to its Annual Report (Form 40-F) for the year ended March 31, 2012.

Vancouver, Canada	/s/ Ernst & Young LLP
August 2, 2013	Chartered Accountants